Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

January 11, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd Amendment No. 1 Draft Registration Statement on Form F-1 Submitted November 24, 2021 CIK No. 0001885408

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of December 21, 2021, regarding the abovementioned Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently submitting confidential Amendment No. 2 to the Form F-1 (“Amendment No. 2”).

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	Please refer to the prospectus cover page. We note your disclosure that the company will be a controlled company following the completion of the offering. Please revise the fifth paragraph to clarify, if true, that Medigus Ltd. will also have the ability to determine all matters requiring approval by stockholders.

Response:  In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 2.

2.	Please refer to the prospectus cover page. We note your disclosure that you have applied to list your ordinary shares on Nasdaq. Please revise to clarify whether the offering is contingent upon the ordinary shares being listed.

Response:  In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 2.

Our Company, page 1

3.	Please revise to prominently disclose your revenue and net income or loss for the periods included in your financial statements. Additionally, we note that you have substantial related-party loans which have been used to fund your business and operations. Please revise to briefly summarize these related-party liabilities.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 1 and 57 of Amendment No. 2.

Jeffs’ Brands Ltd

Securities and Exchange Commission

Industry Overview and Market Opportunity, page 3

4.	We note your disclosure that “[m]oreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2020, Amazon’s sales (by country (in billion U.S. dollars)) were: $263.5 in the U.S.; $29.5 in Germany; $26.4 in the U.K.; $20.4 in Japan; and $46.0 for the rest of the world.” Please amend your disclosure to clarify that, while you use Amazon as the primary platform to sell your products, Amazon’s sales are not necessarily indicative of your sales. Make conforming changes to your disclosures on pages 55-56, including clearly disclosing that the sales in the graphics on page 56 are not necessarily indicative of your sales.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 3 and 60 of Amendment No. 2.

Our History, page 4

5.	Please amend your diagram on page 5 to show the positioning of Medigus in your organizational structure, including the relevant ownership interest of each of Medigus and Mr. Harmon in your company. Make conforming changes to your diagram on page 66.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6 and 74 of Amendment No. 2.

Recent Developments, page 4

6.	We note your disclosure that you will be required to finance the newly created company with up to $3.5 million in loans. Please revise to clarify how you intend to fund these finance obligations and the potential sources for this funding. Please also confirm that you will file the binding collaboration agreement, if executed prior to effectiveness of your registration statement, as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 2. In addition, we confirm that we will file the binding collaboration agreement as an exhibit to the registration statement if executed prior to effectiveness.

Risk Factors, page 11

7.	We note your disclosure on page 63 that your products are currently produced by third party manufacturers in China. Please amend your risk factor disclosure to include a risk factor describing any material regulations and related risks applicable to you when buying and selling inventory manufactured in China, including any regulations related to importing your products. Make conforming changes to your “Government Regulation and Product Approval” disclosure on page 64.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 19 and 67 of Amendment No. 2.

8.	Please amend your disclosure to provide a risk factor describing the risks to your business related to the impact of the COVID-19 pandemic and resulting government actions. For example, disclose whether you have or expect to have any difficulty obtaining products due to supply chain disruptions, whether you have had or expect to have any difficulty attracting or maintaining employees, and/or any other material risks to your business related to the COVID-19 pandemic.

Response: In response to the Staff’s comment, we have revised the disclosure on page 21 of Amendment No. 2.

Jeffs’ Brands Ltd

Securities and Exchange Commission

9.	Please amend your disclosure to provide a risk factor discussing the risks to investors related to the enforceability of civil liabilities discussed on pages 109-110.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 31 of Amendment No. 2.

 “Potential growth of our businesses is based on international expansion…”, page 15

10.	Please disclose your intended timeline for expansion into the United Kingdom, major European countries, Singapore and Australia.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 16 of Amendment No. 2.

“Shipping is a critical part of our business…”, page 18

11.	Please identify the 3 vendors upon which you rely for your shipping, and file any relevant shipping agreements as exhibits to your registration statement. Alternatively, tell us why you do not believe you are required to disclose this information and/or to file these exhibits. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that in the ordinary course of our business we regularly enter into agreements with shipping vendors, none of which are material to the Company within the definition of Item 601(b)(10) of Regulation S-K. While we work with a small number of shipping vendors, we are not substantially dependent on any one vendor. We believe we have strong business relationships with each of these vendors; however, under the terms of our agreements with such vendors, we can terminate such agreements at any time and replace them with other vendors.

“The estimates of market opportunity…”, page 30

12.	You disclose that “as we enter a new consumer product market, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly.” Please quantify the aggregate amount of these discounts for the periods presented in the filing, if material.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 33 of Amendment No. 2. We respectfully advise the Staff that the potential discounts are related to new product launches and to date no such discounts have been provided as we have not had any new product launches as our current products were existing brands that we acquired.

Listing, page 38

13.	We note the reference to selling shareholders. Please reconcile with the prospectus cover page and the Offering section on page 9 or advise.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 41 of Amendment No. 2 to delete the reference to selling shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

14.	We note your disclosure that you were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to serve as the holding company of three other ecommerce companies. Please amend your disclosure here to clarify your presentation of financial results for the year ended December 31, 2020 and the six months ended June 31, 2021, to explain how these financial periods relate to your date of incorporation.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 48 of Amendment No. 2.

Jeffs’ Brands Ltd

Securities and Exchange Commission

Financial Arrangements, page 41

15.	Please address the following issues related to your financial arrangements:

●	Please identify the “two additional Amazon stores” acquired on February 3, 2021 through financing from Medigus.

●	You disclose that “On July 1, 2021, Smart Repair Pro entered into a loan agreement . . . with a third party, or the Lender.” Please identify the Lender, and disclose the number of shares and percentage of your shares outstanding after the offering that will be issuable upon exercise of the Lender warrants, if estimable.

●	Please identify the Second Lender, and disclose the number of shares and percentage of your shares outstanding after the offering that will be issuable upon exercise of the Second Lender warrants, if estimable.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 54 and 55 of Amendment No. 2. We respectfully advise the Staff that the number of ordinary shares issuable upon exercise of warrants to be issued to the Lender and Second Lender upon the closing of the offering and percentage of our ordinary shares outstanding they will represent following the completion of the offering is dependent upon the public offering price and will be added once the assumed public offering price is determined.

Business, page 54

16.	Please revise in an appropriate section to briefly define and describe in greater detail the FBA model.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 57 of Amendment No. 2.

17.	Please revise in an appropriate section to discuss in greater detail all material online stores, brands and products. In this regard, we note your disclosure on page 58 describing only examples of your recent products. Please include enough information so that investors can fully understand the nature and scope of your online stores, brands and products. To the extent possible and applicable, please also revise to include quantification of the contribution of your brands, stores, and products to your total revenue.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 57 and 58 of Amendment No. 2.

Third-party Manufacturing and Logistics, page 63

18.	You disclose that your products are currently produced by third-party manufacturers in China. Please disclose the material terms of these manufacturing arrangements including any minimum purchase obligations or other commitments. Please also describe the terms of your contracts with 6 warehouses in the U.S., 2 in the UK and 1 in Germany.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 2.

Jeffs’ Brands Ltd

Securities and Exchange Commission

Government Regulation and Product Approval, page 64

19.	Please amend this section to provide a more detailed discussion of the regulations to which your business and operations are subject. In this regard, your disclosure in this section discusses numerous regulations, which are discussed in varying levels of detail and apply to different aspects of your business. Please revise to provide separate and specific discussions of the regulations discussed here, so that investors can appreciate the different regulations to which your business is subject.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 68 through 70 of Amendment No. 2.

Compensation, page 69

20.	We note your disclosure on page 30 that “the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis).” Please disclose, on an individual basis, the compensation of your executive officers, key employees and directors as of your most recently completed fiscal year. In this regard, Item 6.B.1. of Form 20-F requires disclosure of compensation on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.

Response: In response to the Staff’s comment, we have revised the disclosure on page 78 of Amendment No. 2 to provide information on an aggregate basis as of December 31, 2021. In addition, we respectfully advise the Staff that as of December 31, 2020, our previous most recently completed fiscal year, Mr. Victor Hacmon was our only executive officer. In addition, we note that the disclosure on an individual basis is not required until following the completion of the offering. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of the offering, which will be filed under cover of a report on Form 6-K.

Employment Agreements with Executive Officers, page 70

21.	We note your disclosure that you have entered into employment agreements with each of your executive officers. We also note that the exhibit index only annotates the filing of two employment agreements. Please revise the exhibit index to annotate that you will file the employment agreements for all of your executive officers as listed on page 67, or tell us why you do not intend to file all employment agreements with your executive officers.

Response: In response to the Staff’s comment, we have revised the list of exhibits on page II-3 of Amendment No. 2.

Beneficial Ownership of Principal Shareholders and Management, page 89

22.	Please disclose the natural person(s) with voting and dispositive control of the shares held by Medigus Ltd.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 95 of Amendment No. 2. In addition, we respectfully advise the Staff that Medigus Ltd. is public company listed on The Nasdaq Stock Market LLC. Medigus Ltd., acting through its board of directors, has the sole voting and dispositive power with respect to its shares of the Company.

Jeffs’ Brands Ltd

Securities and Exchange Commission

Interim Condensed Consolidated Financial Statements

Note 3. Significant Events During the Period, page F-8

23.	Please provide the separate financial statements of significant businesses acquired or to be acquired and the related pro forma information required by Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. Refer to Rule 11-02(d) of Regulation S-X for the definition of a business for this purpose. Also, refer to Item 4(b) of Form F-1.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company believes that separate financial statements of significant businesses acquired or to be acquired and the related pro forma information required by Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X are not required for the reasons set forth herein.

In February 2021, in furtherance of the Company’s business plan to grow our brands by identifying and acquiring Amazon stores with growth potential, the Company’s subsidiary, Smart Repair Pro, entered into purchase agreements with the sellers of certain virtual stores operated on the Amazon.com website pursuant to which Smart Repair Pro purchased from the individual sellers certain online stores, including trademarks attributed to the products sold on the accounts’ Amazon page and all inventory remaining in the sellers’ possession. None of the acquired seller accounts were organized under a legal entity or a division of a legal entity, nor were they lesser components of another legal entity. Rather, they were Amazon seller accounts operated by single individuals, and focused on sales of a single product in low volumes, with no strategy or business plan to acquire other seller accounts or sell additional types of products.

The Company reviewed each transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles and not as a business combination. The Company reviewed the guidance under International Financial Reporting Standards (“IFRS”) 3 for each transaction, and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a trademark. Accordingly, the Company treated each transaction as an asset acquisition. On the closing date of each acquisition, the Company fully recognized the acquisition amount of such acquisition as an intangible asset.

Since a transaction may be considered an asset acquisition under IFRS 3 and an acquisition of a business for purposes of SEC reporting, the Company reviewed Rule 11-01(d) of Regulation S-X as part of our review of the SEC treatment of each acquisition. Per Rule 11-01(d) “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division constitutes a business. However, a lesser component of an entity may also constitute a business.” Rule 3-05(a)(2) provides that for the purposes of determining whether the provisions of Rule 3-05 apply, the determination of whether a business has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d). The Company has determined that, in accordance with Rule 11-01(d), there is not sufficient continuity with respect to the assets prior to and after the acquisitions, such that disclosure of prior financial information would not be material to an understanding of future operations. The Company considered the following facts and circumstances in making this determination:

●	each acquisition involved the acquisition of assets related to the applicable seller’s Amazon account for the sale of certain products and any excess inventory only and no associated liabilities, did not constitute the acquisition of a separate entity, subsidiary or a division and was accounted for as an asset acquisition under IFRS 3;

●	no physical facilities with respect to the Amazon accounts were acquired and inventory is stored in warehouses pursuant to the Company’s agreements with other vendors post-acquisition;

●	no employees or contractors were acquired or retained;

●	no market distribution system was acquired and while the distribution infrastructure continues to be through the Amazon platform post-acquisition, marketing of the acquired products is combined with the Company’s larger marketing strategy for all of our products;

Jeffs’ Brands Ltd

Securities and Exchange Commission

●	no customer base was acquired and while the nature and composition of customers remain from the Amazon platform before and after each acquisition, there are substantially no recurring customers constituting an acquirable customer base; and

●	while the trade names and production techniques remained with the purchased products, the Company’s subsidiary operates the Amazon accounts following each acquisition and has engaged our own manufacturing relationships to produce the products post-acquisition.

Lastly, as further described in the Form F-1, in addition to executing the Fulfillment by Amazon business model, the Company utilizes artificial intelligence and machine learning technologies to analyze sales data and patterns on the Amazon marketplace in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. In further of this aspect of the Company’s business model, we focus on identifying existing, recognized seller accounts operated by small Amazon sellers who we believe do not have access to the financing and other capabilities necessary to grow their account beyond a certain extent. Following our acquisition of such Amazon stores, the Company uses our technological knowledge and tools and the vast experience gained by our officers to improve the performance of the acquired Amazon stores, including by optimizing advertising, analyzing competitors, purchasing more diverse product inventory and/or removing some of the existing products, examining the expansion of the store’s activity to other geographical areas. For this additional reason, while the Company will continue to use the acquired Amazon stores to continue to sell one or more of the products acquired in some capacity, the nature of the Company’s revenue producing activity following each acquisition as a whole is an amalgamation of these and other Amazon accounts it has acquired and will continue to acquire and grow in the future, and for this additional reason the Company believes that disclosure of the prior financial information of each acquired Amazon store would not be material to an understanding of the Company’s future operations.

The Company respectfully submits that the acquisitions of the Amazon stores did not constitute the acquisition of a business under Rule 3-05 of Regulation S-X and therefore separate financial statements of any of these stores constitute significant businesses acquired or to be acquired and the related pro forma information required by Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X are not required.

The Company also respectfully advises the Staff that the Contribution Transactions, which occurred in May 2021 pursuant to which Smart Repair Pro and Purex, which also run Amazon stores, became wholly owned subsidiaries of the Company, were consummated among entities under common control, were collectively accounted for as a common control transaction in which there was no change in the ownership percentages of Medigus and Mr. Hacmon before and after the Contribution Transactions. As the Contribution Transactions were consummated among entities under common control, no business combination occurred and merely a reorganization of the business under a new ownership structure. As such, the Company has accounted for the transactions as a pooling of interests, resulting in the comparative financial information of the Company being replaced with the combined financial information of Smart Repair Pro and Purex, the carrying values of asset and liabilities being retained, and no purchase accounting applied. In accordance with accounting and SEC guidance for transactions accounted for as a pooling of interests, the Form F-1 includes audited financial statements of the Company as of and for the twelve months ended December 31 2020 and 2019, with the financial information in these financial statements being the combined financial information of Smart Repair Pro and Purex based on the pooling method of accounting, and unaudited financial statements of the Company as of and for the six months ended June 30, 2021 (with the comparison information in them being the combined financial information of Smart Repair Pro and Purex). The Contribution Transactions were not acquisitions requiring financial statements pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X.

General

24.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company, or anyone authorized to do so on our behalf, has not presented and does not currently intend or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will advise the Staff and provide the requested copies if any presentations are made.

Jeffs’ Brands Ltd

Securities and Exchange Commission

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Victor Hacmon
Victor Hacmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP